

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Nick Bhargava
Acting Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: Groundfloor Yield LLC**
> **Offering Statement on Form 1-A**
> **Filed January 14, 2021**
> **File No. 024-11411**

Dear Mr. Bhargava:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

FORM 1-A FILED ON JANUARY 14, 2021

Financial Statements
Groundfloor Finance, Inc. And Subsidiaries, page F-8

1. We note your response to comment 4 where you indicate the inclusion of unaudited consolidated financial statements of Groundfloor Finance, Inc. dated as of June 30, 2020. We could not locate such financial statements within your filed offering statement. Please revise your offering statement to include the unaudited financial statements as of June 30, 2020 for Groundfloor Finance, Inc. in addition to the audited financial statements as of December 31, 2019 and 2018 which are already included.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn, Esq.